SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2
Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
To Be Filed Annually Prior to March 1

_________________________________________________________________________

PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

1.1. PG&E Corporation ("Claimant")

 PG&E Corporation
 One Market, Spear Tower, Suite 2400
 San Francisco, CA  94105

Claimant, incorporated under the laws of the State of California, is a holding company formed by Pacific Gas and Electric Company, a public utility. On January 1,
1997, Claimant became the parent of Pacific Gas and Electric Company pursuant to a corporate reorganization plan. Claimant is also the parent of nonutility subsidiaries formerly owned by Pacific Gas and Electric
Company.

1.2. Subsidiaries

1.2.1. Pacific Gas and Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, CA 94177

Pacific Gas and Electric Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Claimant. Pacific Gas and Electric Company is an operating public utility engaged principally in the business of supplying electric and natural gas service throughout most of Northern and Central
California.

1.2.1.1. Alberta and Southern Gas Co. Ltd.
 1500 Bankers Hall
 855 Second Street., SW
 Calgary, Alberta T2P 4J7

Alberta and Southern Gas Co. Ltd., incorporated under the laws of Alberta, is a wholly owned Canadian subsidiary of Pacific Gas and Electric Company. Alberta and Southern Gas Co. Ltd. formerly purchased natural gas in Canada for the California market.

 1.2.1.1.1. Alberta and Southern Gas Marketing, Inc.
 1500 Bankers Hall
 855 Second Street., SW
 Calgary, Alberta T2P 4J7

Alberta and Southern Gas Marketing, Inc. is a wholly owned subsidiary of Alberta and Southern Gas Co. Ltd.
Alberta and Southern Gas Marketing, Inc. formerly marketed natural gas in non-California markets.

 1.2.1.2. Mission Trail Insurance (Cayman) Ltd.
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 P.O. Box 1051 Georgetown
 Grand Cayman, Cayman Islands, BWI

Mission Trail Insurance (Cayman) Ltd., incorporated under the laws of the Cayman Islands, is a wholly owned subsidiary of Pacific Gas and Electric Company.
Mission Trail Insurance (Cayman) Ltd. underwrites various classes of insurance for Pacific Gas and Electric Company and its subsidiaries and affiliates.

 1.2.1.3. Natural Gas Corporation of California
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Natural Gas Corporation of California, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Natural
Gas Corporation of California acts as the vehicle for the amortization of certain regulatory assets.

 1.2.1.3.1. NGC Production Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

NGC Production Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Natural Gas Corporation of California. NGC
Production Company facilitates project financing for Natural Gas Corporation of California's capital requirements.

 1.2.1.3.2. Alaska Gas Exploration Associates
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Alaska Gas Exploration Associates, incorporated under the laws of the State of California, is 50% owned by Natural Gas Corporation of California.

 1.2.1.4. Pacific Conservation Services Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Pacific Conservation Services Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company.
Pacific Conservation Services Company engages in borrowing and lending operations required to fund
Pacific Gas and Electric Company conservation loan programs.

 1.2.1.5. Calaska Energy Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Calaska Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Calaska Energy
Company was Pacific Gas and Electric Company's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

 1.2.1.6. Eureka Energy Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Eureka Energy Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of
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Pacific Gas and Electric Company.  Eureka Energy Company
owns land in San Luis Obispo County.

 1.2.1.7. Standard Pacific Gas Line, Inc.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Standard Pacific Gas Line, Inc., incorporated under the laws of the State of California, is a subsidiary of Pacific Gas and Electric Company. Standard Pacific Gas
Line, Inc. transports natural gas in California.  Pacific
Gas and Electric Company owns a 85.71% interest, and Chevron Pipe Line Company owns the remaining 14.29% interest.

 1.2.1.8. Pacific California Gas System, Inc.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Pacific California Gas System, Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
California Gas System, Inc. was created to hold intrastate gas pipeline operations.

 1.2.1.9. Pacific Energy Fuels Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Pacific Energy Fuels Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
Energy Fuels Company owns and finances nuclear fuel inventory.

 1.2.1.10. Pacific Gas Properties Company
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Pacific Gas Properties Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Pacific Gas and Electric Company. Pacific
Gas Properties Company owns California property.

 1.2.1.10.1. Pacific Properties
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Pacific Properties, incorporated under the laws of the State of California, is 50% owned by Pacific Gas
Properties Company. Pacific Properties owns
California property.

 1.2.1.11. Chico Commons, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Chico Commons, L.P., a California partnership, is 41% owned by Pacific Gas and Electric Company as a limited partner. Chico Commons, L.P. was created to construct and own low income housing.

 1.2.1.12. PG&E Capital I
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

PG&E Capital I, a business trust, is 3% owned by Pacific Gas and Electric Company. PG&E Capital I was
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formed as a special purpose financing vehicle for the
purpose of issuing deferrable income securities.

 1.2.1.13. PG&E Funding, LLC
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

PG&E Funding, LLC, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Pacific Gas and Electric Company. PG&E Funding, LLC is a special purpose financing vehicle formed for the purpose of issuing rate reduction bonds.

 1.2.1.14. 201 Turk Street, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

201 Turk Street, L.P., a California partnership, is
32.4% owned by Pacific Gas and Electric Company as a limited partner. 201 Turk Street, L.P. was created to construct and own a low income housing project.

 1.2.1.15. 1989 Oakland Housing Partnership Associates, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

1989 Oakland Housing Partnership Associates, L.P., a
California partnership, is owned 40% by Pacific Gas and Electric Company as a limited partner. 1989 Oakland
Housing Partnership Associates, L.P. was created to construct and own low income housing.

 1.2.1.16. 1992 Oakland Housing Partnership Associates, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

1992 Oakland Housing Partnership Associates, L.P., a
California partnership, is owned 17% by Pacific Gas and Electric Company as a limited partner. 1992 Oakland
Housing Partnership Associates, L.P. was created to construct and own low income housing.

1.2.1.17.  1994 Oakland Regional Housing Partnership Associates,
 L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

1994 Oakland Regional Housing Partnership Associates,
L.P., a California partnership, is owned 12% by Pacific Gas and Electric Company as a limited partner.
1994 Oakland Regional Housing Partnership Associates,
L.P. was created to construct and own low income housing.

 1.2.1.18. California Pacific Housing Fund Partnership, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

California Pacific Housing Fund Partnership, L.P., a
California partnership, is owned 99% by Pacific Gas and Electric Company as a limited partner. California
Pacific Housing Fund Partnership, L.P., invests in projects that construct and own low income housing.

 1.2.1.19. Merritt Community Capital Fund V, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177
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Merritt Community Capital Fund V, L.P., a California
partnership, is owned 2.2% by Pacific Gas and Electric
Company as a limited partner.  Merritt Community
Capital Fund V, L.P., was created to construct and own low income housing.

 1.2.1.20. Schoolhouse Lane Apartments, L.P.
 P.O. Box 770000
 77 Beale Street, 32nd Floor
 San Francisco, CA 94177

Schoolhouse Lane Apartments, L.P., a California partnership, is owned 99% by Pacific Gas and Electric
Company as a limited partner.  Schoolhouse Lane
Apartments, L.P., was created to construct and own low income housing.

1.2.2.  PG&E Gas Transmission Corporation, formerly PG&E Gas
 Holdings ("Gas Transmission")
 77 Beale Street
 San Francisco, CA 94105

Gas Transmission, incorporated under the laws of the State of California, is a gas holding company and is a wholly owned subsidiary of Claimant.

 1.2.2.1. PG&E Gas Transmission, Northeast Corporation
 2100 SW River Parkway
 Portland, Oregon  97201

PG&E Gas Transmission, Northeast Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E
Gas Transmission, Northeast Corporation was created to pursue business opportunities in the United States
(U.S.) Northeast.

1.2.2.2.  PG&E Gas Transmission, Northwest Corporation (formerly
 Pacific Gas Transmission Company)
 2100 SW River Parkway
 Portland, Oregon  97201

PG&E Gas Transmission, Northwest Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Gas Transmission. PG&E
Gas Transmission, Northwest Corporation owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canada-U.S. border to the Oregon-California border.

 1.2.2.2.1. Pacific Gas Transmission International, Inc.
 Level 24, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

Pacific Gas Transmission International, Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Gas
Transmission, Northwest Corporation.  Pacific Gas
Transmission International, Inc. previously owned 99% of the beneficial interest of PGT Queensland Unit
Trust.

1.2.3.  PG&E Enterprises ("Enterprises")
 444 Market Street, Suite 1900
 San Francisco, CA 94111

Enterprises, incorporated under the laws of the State of California, is a wholly owned subsidiary of Claimant.
Enterprises engages in nonutility electric generation, power plant operations and services, power marketing, energy management services, and real estate development.

 1.2.3.1. PG&E Generating Company
 444 Market Street, Suite 1900
 San Francisco, CA 94111

PG&E Generating Company, incorporated under the laws of the State of California, is a wholly owned subsidiary of Enterprises. Through its subsidiaries, PG&E Generating
Company owns cogeneration and other energy related projects; has ownership interests in a number of independent power projects in operation or under development; and develops real estate in Pacific Gas and Electric Company's service territory. In addition, some subsidiaries of PG&E Generating Company have made fuel-related investments and a limited number of non-energy related investments.

 1.2.3.1.1. BEALE GENERATING COMPANY
 Delaware corporation
 89% owned by PG&E Generating Company

 7500 Old Georgetown Road
 Bethesda, MD 20814

 1.2.3.1.1.1. J. MAKOWSKI COMPANY, INC.
 Delaware corporation
 100% owned by Beale Generating Company

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.1. BEACON GAS SERVICES, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.2. BOWDOIN STORAGE SERVICES, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.3. ELEKTROGAZ VENTURES, LTD.
 Poland Limited Liability Company
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.4. J. MAKOWSKI ASSOCIATES, INC.
 Massachusetts corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.4.1. COASTAL CRYOGENICS TANKSHIP CORPORATION
 Delaware corporation
 50% owned by J. Makowski Associates, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.3.1.1.1.5. J. MAKOWSKI PITTSFIELD, INC.
 Delaware corporation
 100% owned by J. Makowski company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.6. J. MAKOWSKI SERVICES, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.7. JMC ALTRESCO, INC.
 Colorado corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.7.1. ALTRESCO, INC.
 Colorado corporation
 100% owned by JMC Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.7.1.1. PITTSFIELD GENERATING COMPANY, L.P.
(formerly ALTRESCO PITTSFIELD, L.P. )
Delaware partnership
99% owned by Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114 (see 4.4)

 The 1% interest is held by Pittsfield Partners, Inc.

 1.2.3.1.1.1.7.2. BERKSHIRE PITTSFIELD, INC.
 Colorado corporation
 100% owned by JMC Altresco, 	Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.7.2.1. BERKSHIRE PITTSFIELD, L.P.
 Delaware partnership
 50% owned by Berkshire Pittsfield, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.3.1.1.1.7.2.2.  BERKSHIRE FEEDLINE ACQUISITION, LIMITED
 PARTNERSHIP
 Massachusetts partnership
 1% owned by Berkshire Pittsfield, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.3.1.1.1.7.3.  PITTSFIELD PARTNERS, INC.
 Colorado corporation
 10% owned by JMC Altresco, Inc.

 One Bowdoin Square
 Boston, MA 02114

 Pittsfield Partners, Inc. holds a 1% LP
 Interest n Pittsfield Generating Company, L.P.


 1.2.3.1.1.1.8. JMC AVOCA, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.8.1. AVOCA NATURAL GAS STORAGE
 New York general partnership
 46.88% owned by JMC Avoca, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.9. JMC BETHPAGE, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.9.1. TBG COGEN PARTNERS
 New York general partnership
 10% owned by JMC Bethpage, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.10. JMC CAYUTA, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.11 JMC DEVELOPMENT COMPANY, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.12. JMC IROQUOIS, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.13. JMC OCEAN STATE CORPORATION
 Rhode Island corporation
 100% owned by J. Makowski Company, Inc.

 1575 Sherman Farm Road, Route 98
 Harrisville, RI 02830


 1.2.3.1.1.1.13.1 OCEAN STATE POWER
 Rhode Island general partnership
 10.1% owned by JMC Ocean State Corporation

 1575 Sherman Farm Road, Route 98
 Harrisville, RI 02830

 1.2.3.1.1.1.13.2. OCEAN STATE POWER II
 Rhode Island general partnership
 10.1% owned by JMC Ocean State Corporation

 1575 Sherman Farm Road, Route 98
 Harrisville, RI 02830

 1.2.3.1.1.1.13.2.1. OSP FINANCE COMPANY
 Delaware corporation
 50% owned by Ocean State Power
 50% owned by Ocean State Power II

 1575 Sherman Farm Road, Route 98
 Harrisville, RI 02830

 1.2.3.1.1.1.14. JMC PIPELINE SERVICES COMPANY, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.15. JMC PORTLAND (INVESTORS), INC.
 Delaware corporation

 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.15.1. PORTLAND NATURAL GAS TRANSMISSION SYSTEM
 Maine general partnership
 6.6% owned by JMC Portland (Investors), Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16. JMC SELKIRK HOLDINGS, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16.1. JMC SELKIRK, INC.
 Delaware corporation
 100% owned by JMC Selkirk Holdings, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16.1.1. PENTAGEN INVESTORS, L.P.
 (formerly JMCS I INVESTORS, L.P.)
 Delaware partnership
 46.57% owned by JMC Selkirk, Inc.(in addition to JMCS I Holdings, Inc.'s 3.43% interest)

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16.1.2. SELKIRK COGEN PARTNERS, L.P.
 Delaware partnership
 25.76% owned by Pentagen Investors, L.P.
 (in addition to JMC Selkirk, Inc.'s 22.4% direct interest)

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16.1.2.1. SELKIRK COGEN FUNDING CORPORATION
 Delaware corporation
 100% owned by Selkirk Cogen Partners, L.P.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.16.2. JMCS I HOLDINGS, INC.
 Delaware corporation
 100% owned by JMC Selkirk Holdings, Inc.

 One Bowdoin Square
 Boston, MA 02114

 JMCS I Holdings, Inc. holds a 3.43% interest in
 PentaGen Investors, L.P. (above)

 1.2.3.1.1.1.17. JMCS I MANAGEMENT, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.18. JMC (U.K.), LTD.
 Delaware partnership
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.18.1. J. MAKOWSKI (CBM), LTD.
 U.K. Corporation
 100% owned by JMC (U.K.), LTD.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.19. MASSPOWER, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

1.2.3.1.1.1.19.1.  MASSPOWER
 Massachusetts general partnership
 30% owned by Masspower, Inc.

 One Bowdoin Square
 Boston, MA 02114

 (Also see Springfield Generating Company, L.P., which owns an additional 17.5% of MASSPOWER)

 1.2.3.1.1.1.20. ORCHARD GAS CORPORATION
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.21. U.S. GENERATING (CANADA), LTD.
 (formerly J. Makowski (Canada), Ltd.)
 Canada corporation
 100% owned by J. Makowski Company, Inc.

 3450, 205-5th Avenue, S.W.
 Calgary, Alberta T2P 2V7

 1.2.3.1.1.1.22. JMC STEUBEN, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.1.1.23. STEUBEN PIPELINE SERVICES, INC.
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114


 1.2.3.1.1.1.24. USGEN FUEL SERVICES, INC.
 (formerly JMC Fuel Services, Inc.)
 Delaware corporation
 100% owned by J. Makowski Company, Inc.

 One Bowdoin Square
 Boston, MA 02114

 1.2.3.1.2. EAGLE POWER CORPORATION
 California corporation
 100% owned by PG&E Generating Company

 1.2.3.1.2.1. GRANITE GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.2.1.1. GRANITE WATER SUPPLY COMPANY, INC.
 Delaware corporation

 100% owned by Granite Generating Company, L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.2.2. KEYSTONE COGENERATION COMPANY, L.P.
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.2.2.1 KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP
 Delaware partnership
 50% of 99% owned by Keystone Cogeneration Company,
 L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 The 1% interest is owned by Granite Generating
 Company, L.P.

 1.2.3.1.2.3. LOGAN GENERATING COMPANY, L.P.
 (formerly KEYSTONE ENERGY SERVICES COMPANY, L.P.)
 Delaware partnership
 50% owned by Eagle Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.3. LARKSPUR POWER CORPORATION
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA  94111

 1.2.3.1.3.1. HERMISTON GENERATING COMPANY, L.P.
 Delaware partnership
 80% owned by Larkspur Power Corporation
 20% owned by Buckeye Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.4. Gilia Enterprises
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.5. Marengo Ranch Joint Venture
 63% owned by PG&E Generating Company
 1.3% owned by Gilia Enterprises

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.6. Rancho Murieta Joint Venture
 45% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.7. 1701 Oak Partnership
 50% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.8. 1801 Oak Partners
 50% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.9. BPS I, Inc.
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.9.1. Solano Business Park Associates, L.P.
 California partnership
 50% owed by BPS I, Inc.

 4615 Cowell Blvd
 Davis, CA 95616

 1.2.3.1.10. Alhambra Pacific (Joint Venture)
 California partnership
 80% owned by PG&E Generating Company
 20% owned by BPS I, Inc.

 4615 Cowell Blvd
 Davis, CA 95616

 1.2.3.1.11. The Conaway Ranch Company
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.12. Conaway Conservancy Group Joint Venture
 California partnership
 70% by PG&E Generating Company
 30% by Conaway Ranch Company

 4615 Cowell Blvd
 Davis, CA 95616

 1.2.3.1.13. DPR, Inc.
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.14. Valley Real Estate, Inc.
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.15. McSweeney Ranch Joint Venture
 California partnership
 50% owned by PG&E Generating Company

 4615 Cowell Blvd
 Davis, CA 95616

 1.2.3.1.16. Oat Creek Associates Joint Venture
 California partnership
 50% owned by PG&E Generating Company
 50% owned by Gilia Enterprises

 4615 Cowell Blvd
 Davis, CA 95616

1.2.3.1.17.  PG&E Energy Trading - Power Holdings Corporation
 (formerly Kite Power Corporation)
 California corporation
 100% owned by PG&E Generating Company

 444 Market Street, Suite 1900

 San Francisco, CA  94111

 1.2.3.1.17.1. PG&E ET Investments Corporation
 Delaware corporation
 100% owned by PG&E Energy Trading - Power Holdings
 Corporation

 444 Market Street, Suite 1900
 San Francisco, CA  94111

 1.2.3.1.17.2. PG&E Energy Trading-Power,L.P.
 (formerly USGEN POWER SERVICES, L.P.)
 Delaware partnership
 98% owned by PG&E ET Investments Corporation
 2% owned by PG&E Energy Trading - Power Holdings
 Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18. U.S.Generating Company, LLC
 Delaware Limited Liability Company
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1. USGen Power Group, LLC
 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.1. APLOMADO POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.2. RAPTOR HOLDINGS COMPANY
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.2.1. GRAY HAWK POWER CORPORATION
 Delaware corporation
 100% owned by Raptor Holdings Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.2.1.1. CEDAR BAY COGENERATION, INC.
 Delaware corporation
 100% owned by Gray Hawk Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.2.1.1.1. CEDAR BAY GENERATING COMPANY, L.P.
 Delaware partnership
 80% owned by Cedar Bay Cogeneration, Inc.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.2.2. PG&E MANAGEMENT SERVICES COMPANY
 California corporation
 100% owned by Raptor Holdings Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.3. RED TAIL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.3.1. EVENDALE GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Red Tail Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 The 2% is held by PG&E Generating Company

 1.2.3.1.18.1.4. TOYAN ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.4.1. INDIANTOWN COGENERATION, L.P.
 Delaware partnership
 48% owned by Toyan Enterprises

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.4.1.1. INDIANTOWN COGENERATION FUNDING CORPORATION
 Delaware corporation
 48% of 100% owned by Indiantown Cogeneration,
 L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814


 1.2.3.1.18.1.5. SPRUCE POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.6. SYCAMORE POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.7. WILLOW POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.8. MERLIN POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.8.1. FELLOWS GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Merlin Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.9. OSPREY POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.1.9.1.  EAST SYRACUSE GENERATING COMPANY, L.P.
 (Delaware)
 Delaware partnership
 50% owned by Osprey Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.10. PACIFIC ENERGY SERVICES COMPANY
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.11. PELICAN POWER ORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.1.11.1. OKEELANTA POWER, LIMITED
 PARTNERSHIP
 Florida partnership
 37.54% owned by Pelican Power Corporation

 316 Royal Poinciana Plaza
 Palm Beach, FL 33480

 1.2.3.1.18.1.12. PEREGRINE POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.1.12.1.  CHAMBERS COGENERATION, LIMITED
 PARTNERSHIP
 Delaware partnership
 45% owned by Peregrine Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.13. HARRIER POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.13.1. COLSTRIP ENERGY, L.P.
 48% owned by Harrier Power Corporation

 1.2.3.1.18.1.14. HERON POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.14.1. GATOR GENERATING COMPANY, L.P.
 Delaware partnership
 79.2% owned by Heron Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.15. IBIS POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.1.15.1.  COBISA-PERSON LIMITED
 PARTNERSHIP
 Delaware partnership
 40% owned by Ibis Power Corporation
 10% owned by Jacaranda Power Corporation

 820 Gessner Road, Suite 930
 Houston, Texas 77024

 1.2.3.1.18.1.16. JAEGER POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.16.1. NORTHAMPTON GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Jaeger Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.16.1.1. NORTHAMPTON FUEL SUPPLY COMPANY, INC.
 Delaware corporation
 50% of 100% owned by Northampton Generating
 Company, L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.16.1.2. NORTHAMPTON WATER SUPPLY, INC.
 Delaware corporation
 50% of 100% owned by Northampton Generating
 Company, L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814


 1.2.3.1.18.1.17. KESTREL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.18. GOSHAWK POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.18.1. SPRINGFIELD GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Goshawk Power Corporation
 50% owned by Sycamore Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 Springfield Generating Company, L.P. also holds a 17.5% GP interest in MASSPOWER (see above).

 1.2.3.1.18.1.19. FALCON POWER CORPORATION
 California corporation

 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.19.1. SCRUBGRASS POWER CORP
 Pennsylvania corporation
 100% owned by Falcon Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.19.2. SCRUBGRASS GENERATING COMPANY, L.P.
 Delaware partnership
 50% owned by Falcon Power Corporation

 50 California Street
 San Francisco, CA 94111

 Including 24.87% interest owned by Scrubgrass
 Power Corporation

 1.2.3.1.18.1.19.2.1. CLEARFIELD PROPERTIES, INC.
 Delaware corporation
 50% (including Scrubgrass Power Corporation) of 100% owned by Scrubgrass Generating
 Company, L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.19.2.2. LEECHBURG PROPERTIES, INC.
 Delaware corporation
 50% (including Scrubgrass Power Corporation) of 100% owned by Scrubgrass Generating
 Company, L.P.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.1.20. DOGWOOD POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.21. DOGWOOD POWER I CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.22. EUCALYPTUS POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.23. ELM POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.24. JACARANDA POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.25. WHITE TAIL POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.26. BRODIA ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.26.1. WALLKILL GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Brodia Enterprises
 49% owned by Dogwood Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.27. BRODIA I ENTERPRISES
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.27.1. WALLKILL TRANSPORT COMPANY, L.P.
 Delaware partnership
 51% owned by Brodia I Enterprises
 49% owned by Dogwood I Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.28. CARACARA POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.28.1. LONGVIEW GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Caracara Power Corporation
 49% owned by Larch Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.29. COOPER'S HAWK POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.29.1. CITRUS GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Cooper's Hawk Power Corporation
 49% owned by Eucalyptus Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 The 2% interest is held by PG&E Generating
 Company

 1.2.3.1.18.1.30. CORMORANT POWER CORPORATION
 California corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.

 Bethesda, MD 20814

 1.2.3.1.18.1.30.1. ROTTERDAM GENERATING COMPANY, L.P.
 Delaware partnership
 49% owned by Cormorant Power Corporation
 49% owned by Willow Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 2% interest is held by PG&E Generating Company

 1.2.3.1.18.1.31. LARCH POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.1.32. LOON POWER CORPORATION
 Delaware corporation
 100% owned by USGen Power Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2. USGen Energy Group, LLC

 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.1. BLACK HAWK POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.1.1. ATHENS GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Black Hawk Power Corporation
 49% owned by Peach I Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.2. BLACK HAWK III POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.2.1. LAKE ROAD GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Black Hawk III Power Corporation
 49% owned by Peach IV Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.3. HARLAN POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.3.1. UMATILLA GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Harlan Power Corporation
 49% owned by Juniper Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.2.4.  PEACH I POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.5. PEACH IV POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.6. JUNIPER POWER CORPORATION
 Delaware Corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.7. PLOVER POWER CORPORATION
 California corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.7.1. SMITHBURG GENERATING COMPANY, L.P.
 (formerly PLOVER GENERATING COMPANY, L.P.)
 Delaware partnership
 51% owned by Plover Power Corporation
 49% owned by Beech Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.2.8. BEECH POWER CORPORATION
 Delaware corporation
 100% owned by USGen Energy Group, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3. USGen Services, LLC

 Delaware Limited Liability Company
 100% owned by U.S. Generating Company, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814


 1.2.3.1.18.3.1. PG&E OPERATING SERVICES COMPANY
 California corporation
 100% owned by USGen Services, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.1.1. USOSC HOLDINGS, INC.
 Delaware corporation
 100% owned by PG&E Operating Services Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.1.2. U.S. OPERATING SERVICES COMPANY
 California partnership
 98% owned by PG&E Operating Services Company
 2% owned by USOSC Holdings, Inc.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.2. USGEN HOLDINGS, INC.
 Delaware corporation
 100% Owned by USGen Services, LLC

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.3.U.S. GENERATING COMPANY
 California partnership
 98% owned by USGen Services, LLC
 2% owned by USGen Holdings, Inc.

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

1.2.3.1.18.3.3.1. FIRST OREGON LAND CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.3.2. TOPAZ POWER CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.3.3. GARNET POWER CORPORATION
 Delaware corporation
 100% owned by U.S. Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.18.3.3.3.1. CARNEYS POINT GENERATING COMPANY
 Delaware partnership
 100% owned through Topaz Power Corporation and
Garnet Power Corporation, which each own 50%

 7500 Old Georgetown Rd.
 Bethesda, MD 20814



1.2.3.1.19.  PG&E International Inc.
 formerly "PG&E Generating International Company")
 444 Market Street, Suite 1900
 San Francisco, CA 94111

PG&E International Inc., incorporated under the laws of the State of California, is a wholly owned subsidiary of PG&E Generating company. PG&E
International Inc. is a holding company for overseas project companies.

 1.2.3.1.19.1. Gannet Power Corporation
 California corporation
 100% owned by PG&E International Inc.

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.1.19.2. PG&E Overseas Holdings I, LTD.
 Cayman Islands Company
 100% owned by PG&E International Inc.

 1.2.3.1.19.2.1. PG&E Overseas Holdings II, Ltd.
 Labuan Company

 Unit Level 9(A2), Main Office Tower
 Financial Park Labuan, Jalan Merdeka
 87000 W.P. Labuan
 Malaysia

 100% owned by PG&E Overseas Holdings I, LTD.

1.2.3.1.19.2.1.1.  PG&E Corporation Australian Holdings
 Pty,Ltd.(formerly PGT Nominees Pty Ltd)

 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland  4000
 Australia

 PG&E Corporation Australian Holdings Pty,
Ltd., incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Overseas Holdings II, Ltd. PG&E
Corporation Australian Holdings Pty, Ltd. was created in anticipation of the expansion of business operations in Australia. It currently does no business.

 1.2.3.1.19.2.1.1.1. PG&E Gas Transmission Australia Pty Ltd.
 (formerly PGT Australia Pty Ltd.)

 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Australia Pty Ltd., incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation
Australian Holdings Pty, Ltd.  PG&E Gas
Transmission Australia Pty Ltd. was formed to pursue new business development opportunities in Australia. PG&E Gas Transmission
Australia Pty Ltd. also acts as Trustee of PG&E Queensland Unit Trust (see below).

 1.2.3.1.19.2.1.1.2. PG&E Gas Transmission Queensland Pty Ltd
 (formerly PGT Queensland Pty Ltd)
 (GTQ)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

GTQ, incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty,
Ltd. GTQ operates a natural gas pipeline and associated facilities in Australia capable of transporting natural gas within the State of Queensland. GTQ also owns one percent of the beneficial interest of PG&E Queensland Unit
Trust.

 1.2.3.1.19.2.1.1.2.1. PG&E Queensland Unit Trust
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Queensland Unit Trust, created under the laws of Australia, owns all of the assets comprising the PG&E Queensland Gas
Pipeline in Queensland, Australia. All the beneficial interests in PG&E Queensland
Unit Trust are owned by PG&E Gas
Transmission Unit Holdings Pty Ltd. and
PG&E Gas Transmission Queensland Pty Ltd.

 1.2.3.1.19.2.1.1.3. PG&E Gas Transmission Unit Holdings Pty Ltd
 (formerly PGT Victoria Pty Ltd.) (GTUH)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

GTUH, incorporated under the laws of
Australia, is a wholly owned subsidiary of PG&E Corporation Australian Holdings Pty,
Ltd. GTUH was created in anticipation of the expansion of business operations in
Australia.  GTUH owns 99 percent of the
beneficial interest of PG&E Queensland Unit
Trust.

 1.2.3.1.19.2.1.1.4. PGT Western Australia Pty Ltd
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PGT Western Australia Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation Australian
Holdings Pty, Ltd.  PGT Western Australia Pty
Ltd was created in anticipation of the
expansion of business operations in Australia.
It currently does no business.

 1.2.3.1.19.2.1.1.5. PG&E Energy Trading Australia Pty Ltd
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Energy Trading Australia Pty Ltd,
incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E Corporation
Australian Holdings Pty, Ltd.  PG&E Energy
Trading Australia Pty Ltd sells natural gas and provides energy services.

1.2.3.1.19.2.1.1.6.  PG&E Corporation Australia Pty Ltd.
 (formerly PGT Australia Pty Ltd.)
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Corporation Australia Pty Ltd.,
incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E
Corporation Australian Holdings Pty, Ltd.
PG&E Corporation Australia Pty Ltd.
provides corporate services.

 1.2.3.1.19.3. PG&E Gas Transmission Brisbane Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Brisbane Pty Ltd,
incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.4. PG&E Gas Transmission Bundaberg Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street

 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Bundaberg Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.5. PG&E Gas Transmission WA Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission WA Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc. and was created to develop projects.

 1.2.3.1.19.6. PG&E Gas Transmission Townsville Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Townsville Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.7. PG&E Gas Transmission Project 4 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 4 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.8. PG&E Gas Transmission Project 6 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 6 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.9. PG&E Gas Transmission Project 9 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 9 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.10. PG&E Gas Transmission Project 10 Pty Ltd.

 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 10 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.11. PG&E Gas Transmission Project 11 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 11 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.12. PG&E Gas Transmission Project 12 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 12 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.19.13. PG&E Gas Transmission Project 13 Pty Ltd.
 Level 33, Waterfront Place
 One Eagle Street
 Brisbane, Queensland 4000
 Australia

PG&E Gas Transmission Project 13 Pty Ltd, incorporated under the laws of Australia, is a wholly owned subsidiary of PG&E International Inc.
and was created to develop projects.

 1.2.3.1.20. BLACK HAWK I POWER CORPORATION
 California corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.20.1. CATAULA GENERATING COMPANY, L.P.
 Delaware partnership
 51% owned by Black Hawk I Power Corporation
 49% owned by Peach II Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.21. PEACH II POWER CORPORATION
 Delaware Corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.22. BLACK HAWK II POWER CORPORATION
 California corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.22.1. MILLENNIUM POWER PARTNERS, L.P
 (Formerly MUSCOGEE GENERATING COMPANY, L.P.)
 Delaware partnership
 51% owned by Black Hawk II Power Corporation
 49% owned by Peach III Power Corporation

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.23. PEACH III POWER CORPORATION
 Delaware corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.1.24. Buckeye Power Corporation
 Delaware corporation
 100% owned by PG&E Generating Company

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 1.2.3.2. PG&E Overseas, Inc.
 California corporation
 100% owned by PG&E Enterprises

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.2.1. PG&E Australia
 California corporation
 100% owned by PG&E Overseas, Inc.

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.2.2. PG&E Overseas, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 1.2.3.2.2.1. PG&E Pacific I, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 1.2.3.2.2.2. PG&E Pacific II, Ltd.
 Cayman Islands company

 Maples & Calder
 P.O. Box 309
 George Town, Grand Cayman
 Cayman Islands, B.W.I.

 1.2.3.3. Quantum Ventures
 California corporation
 100% owned by Enterprises

 444 Market Street, Suite 1900
 San Francisco, CA 94111

1.2.3.3.1.  PG&E Energy Services Corporation'
 (formerly Vantus Energy Corporation)
 California corporation
 100% owned by Quantum Ventures

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.3.1.1. PG&E Billing Management Corporation
 Delaware corporation
 100% owned by PG&E Energy Services Corporation

 444 Market Street, Suite 1900
 San Francisco, CA 94111

1.2.3.3.1.2.  PG&E Energy Services, Energy Trading Corporation
 (formerly Vantus Power Services)
 California corporation
 100% owned by PG&E Energy Services Corporation

 444 Market Street, Suite 1900
 San Francisco, CA 94111

 1.2.3.3.1.3. Barakat & Chamberlin, Inc.
 California Corporation
 100% owned by PG&E Energy Services Corporation

 353 Sacramento Street, Suite 1900
 San Francisco, CA 94104

 1.2.3.3.1.3.1. Creston Financial
 California Corporation
 100% owned by Barakat & Chamberlin, Inc.

 353 Sacramento Street, Suite 1900
 San Francisco, CA 94104

 1.2.3.4. USGen Acquisition West Corporation
 Delaware corporation
 100% owned by Enterprises

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

 Investment company for future acquisitions

 1.2.3.5. USGen New England, Inc.
 Delaware corporation
 100% owned by Enterprises

 7500 Old Georgetown Rd.
 Bethesda, MD 20814

Investment company for purchase of generating assets of New England Electric System

1.2.4. PG&E Gas Transmission, Texas Corporation (GTT)
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

GTT, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Claimant. GTT owns and operates natural gas pipelines, natural gas storage facilities, and natural gas processing plants.

1.2.4.1. PG&E Texas Natural Gas Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Natural Gas Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Natural Gas Company is a holding company and serves as a general partner of PG&E
Texas Gas Partners, L.P., PG&E Texas Management
Partnership, L.P., and PG&E-Tex, L.P.

1.2.4.1.1. PG&E Texas Pipeline Company

One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Pipeline Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Pipeline Company serves as a general partner of PG&E Texas Pipeline, L.P. and PG&E Texas LDC, L.P.

1.2.4.1.1.1. VT Company
1201 North Market Street
Wilmington, DE 19899

VT Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E
Texas Pipeline Company. VT Company owns a limited partnership interest in PG&E Texas Gas Partners,
L.P.

1.2.4.1.1.2.  PG&E Texas Gas Partners, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Gas Partners, L.P., formed under the laws of the State of Delaware, is owned 49.3% by PG&E Texas Pipeline Company, 47% by VT Company,
2.7% by PG&E Hydrocarbons Company, and 1% by PG&E
Texas Natural Gas Company. PG&E Texas Gas Partners,
L.P. owns and operates natural gas pipelines and related assets.

1.2.4.1.1.2.1.  PG&E-Tex,L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E-Tex, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Gas
Partners, L.P., and 1% by PG&E Texas Natural Gas
Company. PG&E-Tex, L.P. owns and leases gas-related facilities.

1.2.4.1.1.2.2. PG&E Texas Management Partnership, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Management Partnership, L.P., formed under the laws of the State of Delaware, is owned
99% by PG&E Texas Gas Partners, L.P., and 1% by
PG&E Texas Natural Gas Company.  PG&E Texas
Management Partnership, L.P. serves as a limited partner of PG&E Hydrocarbons, L.P., PG&E NGL
Marketing, L.P., PG&E Texas Pipeline, L.P., PG&E
Texas LDC, L.P., PG&E Reata Energy, L.P., PG&E
Rivercity Energy, L.P., Valero Gas Marketing, L.P.,
PG&E Texas Industrial Energy, L.P.

1.2.4.1.1.2.2.1.  PG&E Hydrocarbons, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Hydrocarbons, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
PG&E Hydrocarbons, L.P.  PG&E Hydrocarbons,
L.P. processes gas.

1.2.4.1.1.2.2.2. PG&E NGL Marketing, L.P
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E NGL Marketing, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by PG&E
Hydrocarbons, L.P.  PG&E NGL Marketing, L.P.
markets natural gas liquids.

1.2.4.1.1.2.2.3. PG&E Texas Pipeline, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Pipeline, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by PG&E
Texas Pipeline Company.  PG&E Texas Pipeline,
L.P. owns and operates natural gas pipelines and related assets.

1.2.4.1.1.2.2.3.1. Valero-Teco West Texas Pipeline Company
One Oak Park
1020 N. E. Loop 410
Suite 700
San Antonio, TX 78209

Valero-Teco West Texas Pipeline Company, a
Texas Joint Venture, is 50% owned by PG&E Texas
Pipeline, L.P., and 50% owned by PG&E Gas
Transmission Teco, Inc.  Valero-Teco West Texas
Pipeline Company operates natural gas
pipelines.

1.2.4.1.1.2.2.4.PG&E Texas LDC, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas LDC, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas
Management Partnership, L.P. and 1% by PG&E Texas
Pipeline Company.

1.2.4.1.1.2.2.5. PG&E Reata Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Reata Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas
Management Partnership, L.P. and 1% by PG&E Texas
Energy Company. PG&E Reata Energy, L.P. markets gas.

1.2.4.1.1.2.2.6. PG&E Rivercity Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Rivercity Energy, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E Texas Management Partnership, L.P. and 1% by
PG&E Texas Energy Company.  PG&E Rivercity
Energy, L.P. markets gas.

1.2.4.1.1.2.2.7. Valero Gas Marketing, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Valero Gas Marketing, L.P., formed under the laws of the State of Delaware, is owned 99% by PG&E
Texas Management Partnership, L.P. and 1% by
Valero Gas Marketing Company. Valero Gas
Marketing, L.P. markets gas.

1.2.4.1.1.2.2.8. PG&E Texas Industrial Energy, L.P.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Industrial Energy, L.P., formed under the laws of the State of Delaware, is owned 99%
by PG&E Texas Management Partnership, L.P. and 1% by PG&E Texas Energy Company. PG&E Texas
Industrial Energy, L.P. markets gas.

1.2.4.1.2. PG&E Hydrocarbons Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Hydrocarbons Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E Hydrocarbons
Company serves as a general partner of PG&E
Hydrocarbons, L.P. and PG&E NGL Marketing, L.P.

1.2.4.1.3. PG&E Texas Field Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Field Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Field Services Company business' is gas gathering and related services.

1.2.4.1.4. PG&E Texas Gas Storage Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Gas Storage Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Gas Storage Company operates a gas storage cavern.

1.2.4.1.5. PG&E Texas Hub Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Hub Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. PG&E
Texas Hub Services Company provides title transfer tracking service for the Kansas City Board of Trade.

1.2.4.1.6. Valero Gas Marketing Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Valero Gas Marketing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Texas Natural Gas Company. Valero
Gas Marketing Company serves as a general partner of Valero Gas Marketing, L.P.

1.2.4.1.6.1. Valero Gas Marketing Canada, Inc.
335 Eighth Avenue, S.W., Suite 1740
Calgary, Alberta, T2P 1CP
Canada

Valero Gas Marketing Canada, Inc., incorporated under the laws of the Province of Alberta, Canada, is a wholly owned subsidiary of Valero Gas Marketing

Company. Valero Gas Marketing Canada, Inc. conducts
Canadian gas marketing operations.

1.2.4.1.6.2. PG&E Power Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Power Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Valero Gas Marketing Company. PG&E
Power Services Company markets power.

1.2.4.1.6.3. PG&E Texas Energy Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Energy Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Valero Gas Marketing Company. PG&E
Texas Energy Company serves as a general partner of PG&E Reata Energy, L.P., PG&E Rivercity Energy,
L.P., and PG&E Texas Industrial Energy, L.P.


1.2.4.2. PG&E Texas Management Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Texas Management Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of GTT. PG&E Texas Management Company provides administrative services.

1.2.5. PG&E Gas Transmission Teco, Inc.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

PG&E Gas Transmission Teco, Inc., incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of Claimant. PG&E Gas Transmission Teco, Inc.
has investments in natural gas pipelines, and gas gathering and processing facilities.

1.2.5.1. Teco Gas Gathering Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Gathering Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. and is in the gas gathering business.

1.2.5.2. Teco Gas Marketing Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Marketing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco Gas Marketing
Company markets gas.

1.2.5.3. Teco Gas Processing Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Processing Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. and processes gas.

1.2.5.3.1. Three Rivers Gas Gathering Company, L.L.C.
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Three Rivers Gas Gathering Company, L.L.C., incorporated under the laws of the State of Delaware, is 50% owned by Teco Gas Processing Company and 50% owned by Houston Pipe Line Company. Three Rivers Gas
Gathering Company, L.L.C. purchases, sells, processes, and gathers natural gas.

1.2.5.4. Teco Gas Services Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Gas Services Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc.

1.2.5.5. Teco Industrial Gas Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

Teco Industrial Gas Company, incorporated under the laws of the State of Delaware, is a wholly owned subsidiary of PG&E Gas Transmission Teco, Inc. Teco Industrial Gas
Company serves as a 50% general partner in San Jacinto
Gas Transmission Company.

1.2.5.5.1. San Jacinto Gas Transmission Company
One Oak Park
1020 N. E. Loop 410, Suite 700
San Antonio, TX 78209

San Jacinto Gas Transmission Company, incorporated under the laws of the State of Texas, is owned 50% by Teco
Industrial Gas Company and 50% by Centana Intrastate
Pipeline Company and its business is intrastate pipeline.

1.2.6.  PG&E Energy Trading Corporation
(formerly Energy Source, Inc.)
1100 Louisiana, Suite 1000
Houston, Texas 77002

PG&E Energy Trading Corporation, incorporated under the laws of the State of California, is a wholly owned subsidiary of Claimant. PG&E Energy Trading Corporation purchases and resells energy commodities and related financial instruments.

1.2.6.1.  PG&E Energy Trading, Canada Corporation
(formerly PG&E Energy Source Canada)
335 Eighth Avenue, S.W. Suite 1740
Calgary, Alberta T2P 1CP
Canada

PG&E Energy Trading, Canada Corporation, incorporated in the province of Alberta, Canada, is a wholly owned subsidiary of PG&E Energy Trading Corporation. PG&E
Energy Trading, Canada Corporation markets and trades natural gas in Canada.

1.2.6.1.1. CEG Energy Options, Inc.
2366 Avenue C North, Suite 101
Saskatoon, Saskatchewan S7L 5X5
Canada

CEG Energy Options, Inc., incorporated in the province of Saskatchewan, Canada, is a wholly owned subsidiary of PG&E Energy Trading, Canada Corporation. CEG Energy

Options, Inc. markets and trades natural gas in Canada.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1. Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935 and do not own any such properties.

 2.2 Pacific Gas and Electric Company is a public utility company. Pacific Gas and Electric Company owns and operates the following generation plants, all located in California:

                                                        Net Operating
Generation               County            Number of     Capacity in
Type                     Location          Units        Kilowatts (kW)
==========               ========          =========    =============
Hydroelectric:
Conventional Plants      16 counties
                         in Northern
                         and Central
                         California              109        2,698,100
Helms Pumped
Storage Plant            Fresno                    3        1,212,000
                                                ----       ----------
Hydroelectric
Subtotal                                         112        3,910,100
                                                ----       ----------
Steam Plants:
Contra Costa(1)          Contra Costa              2          680,000
Humboldt Bay             Humboldt                  2          105,000
Hunters Point(1)         San Francisco             3          377,000
Morro Bay(2)             San Luis Obispo           4        1,002,000
Moss Landing(2)          Monterey                  2        1,478,000
Pittsburg(1)             Contra Costa              7        2,022,000
Potrero(1)               San Francisco             1          207,000
                                                ----        ----------
Steam Subtotal                                    21        5,871,000
                                                 ----      ----------
Combustion Turbines:
Hunters Point(1)         San Francisco             1           52,000
Oakland(2)               Alameda                   3          165,000
Potrero(1)               San Francisco             3          156,000
Mobile Turbines(3)       Humboldt and
                         Mendocino                 3           45,000
Combustion Turbines                             ----       ----------
Subtotal                                          10          418,000
                                                ----       ----------
Geothermal:
The Geysers Power
Plant(1)(4)              Sonoma and Lake          14        1,224,000

Nuclear:
Diablo Canyon            San Luis Obispo           2        2,160,000
                                                ----       ----------
Total                                            159       13,583,100
                                                ====       ==========

(1) In 1997, Pacific Gas and Electric Company announced plans to sell these power plants and its geothermal facilities in connection with electric industry restructuring.
(2) In 1997, Pacific Gas and Electric Company entered into an agreement to sell these power plants in connection with electric industry restructuring.
(3) Listed to show capability; subject to relocation within the system as required.
(4) The Geysers Power Plant net operating capacity is based on adequate geothermal steam supply conditions.


Pacific Gas and Electric Company's electric transmission system consists of approximately 18,516 circuit miles of interconnected transmission lines of 60 kilovolts (kV) to 500 kV and transmission substations having a capacity of approximately 33,814,855 kilovolt-amperes (kVa). Pacific
Gas and Electric Company's electric distribution system consists of approximately 108,170 circuit miles of distribution lines and distribution substations having a capacity of approximately 23,000,000 kVa.

Pacific Gas and Electric Company owns and operates an integrated gas transmission, storage, and distribution system in California. Pacific Gas and Electric Company's system consists of approximately 5,700 miles of transmission pipelines, three gas storage facilities and approximately 36,700 miles of gas distribution lines.


3. The following information for the year ending December 31, 1997 with respect to claimant and each of its subsidiary public utility companies:

a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.
b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

3.1. Claimant and its subsidiaries, other than Pacific Gas and Electric Company, are not public utility companies for the purposes of the Public Utility Holding Company Act of
1935.

3.2. Pacific Gas and Electric Company is a public utility company.

Pacific Gas and Electric Company           Year
(in thousands)                            ending
                                         12/31/97
                                       ------------

Number of kwh of electric energy
sold at retail or wholesale             79,378,000

Number of Mcf of natural or
manufactured gas distributed
at retail                                  659,000

Number of kwh of electric energy
distributed at retail outside
the State                                        0

Number of Mcf of natural or
manufactured gas distributed at
retail outside the State                         0

Number of kwh of electric energy
sold at wholesale outside the
State or at the State line                 642,000

Number of Mcf of natural or
manufactured gas sold at wholesale
outside the State or at the State
line                                         7,000

Number of kwh of electric energy
purchased outside the State or
at the State line                       10,243,000

Number of Mcf of natural or
manufactured gas purchased outside
the State or at the State line             411,000

The data set forth in this section is based on the best information available to Pacific Gas and Electric Company as of the date of this filing.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.
b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.
c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.
d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


4.1. COBISA-PERSON LIMITED PARTNERSHIP [EWG]
a) Cobisa-Person Limited Partnership
 820 Gessner, Suite 390
 Houston, Texas 77024

Ibis Power Corporation (Ibis) is a 40% general partner in Cobisa-Person Limited Partnership (CPLP). Jacaranda Power
Corporation (Jacaranda) is a 10% general partner in CPLP.
CPLP will be an approximately 106 megawatt gas and oil-fired combustion turbine unit (the Facility) selling power to Public Service Company of New Mexico.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of U.S. Generating Company, LLC, which owns 100% of USGen Power Group, LLC, which owns 100% of both Ibis and Jacaranda.

c) Ibis has made capital contributions to CPLP of $400.00.
Jacaranda has made capital contributions to CPLP of $100.00. The Facility is under development and construction has not yet begun.

d) Capitalization or total equity as of December 31, 1997 =
$1000.00.
 Net income for the twelve months ended December 31, 1997 =
$0.

e) None.


4.2. CATAULA GENERATING COMPANY, L.P. [EWG]
a) Cataula Generating Company, L.P.
 7500 Old Georgetown Road
 Bethesda, MD 20814

Black Hawk I Power Corporation (Black Hawk I) is a 49% general partner in Cataula Generating Company, L.P.
(Cataula).  Peach II Power Corporation (Peach II) is a 49%
general partner in Cataula. Black Hawk I also is a 2% limited partner in Cataula. Cataula will be a natural gas fired electric generating facility (the Facility) selling power to the wholesale market.

b) Enterprises owns 100% of PG&E Generating Company, which owns 100% of Black Hawk I and Peach II.

c) Black Hawk I has made capital contributions to Cataula of $51.00. Peach II has made contributions to CPLP of $49.00. The Facility is under development.

d) Capitalization or total equity as of December 31, 1997 =
$100.00.
 Net income for the twelve months ended December 31, 1997 =
$0.

e) None.


4.3. JMC OCEAN STATE CORPORATION [EWG]
a) JMC Ocean State Corporation
 Sherman Farm Road
 Route 98
 Harrisville, RI 02839

JMC Ocean State Corporation is a 10% general partner in both Ocean State Power and Ocean State Power II
(collectively "OSP"). OSP is a two-unit, 500 MW (250 MW per unit) natural gas-fired, combined cycle electric generation facility (the "Facility") selling power to New
England Power Company, Boston Edison Company, Montaup
Electric Company, and Newport Electric Corporation.

b) Enterprises owns 100% of PG&E Generating Company, which owns 89% of Beale Generating Company, which owns 100% of
J. Makowski Company, Inc., which owns 100% of JMC Ocean
State Corporation, which owns a 10% interest in OSP.

c) J. Makowski Company, Inc. made capital contributions to OSP of $12,120,000 on December 31, 1990, and $9,973,750 on
October 1, 1991. Unit I of the Facility went into commercial operation on December 31, 1990; Unit II of the Facility went into commercial operation on October 1, 1991. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J.
Makowski Company, Inc. (Enterprises owns an 89.07901% interest in Beale Generating Company).

d) Capitalization or total equity as of December 31, 1997 =
$15,240,156.
 Net income for the twelve months ended December 31, 1997 =
$3,274,575.

e) OSP has gas enabling agreements with Selkirk Cogen
Partners, Pittsfield Generating Company, and USGen Fuel
Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.


4.4. PITTSFIELD GENERATING COMPANY, L.P.
 (formerly ALTRESCO PITTSFIELD, L.P.) [EWG]

a) Pittsfield Generating Company, L.P.
 Box 4579
 Pittsfield, MA 01202

 Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility
(the "Facility") selling power to Commonwealth Electric
Company, Cambridge Electric Company, and New England Power and selling steam to General Electric Company.

b) Enterprises owns 100% of PG&E Generating Company, which owns 89% of Beale Generating Company which owns 100% of J.
Makowski Company, Inc., which owns 100% of JMC Altresco,
Inc., which through its subsidiaries, Altresco, Inc. (99%
GP) and Pittsfield Partners, Inc. (1% L.P.), owns 100% of
Pittsfield Generating Company, L.P.

c) J. Makowski Company, Inc. acquired Pittsfield Generating
Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale
Generating Company, of J. Makowski Company, Inc.

d) Capitalization or total equity as of December 31, 1997 =
$15,037,834
 Net income for the twelve months ended December 31, 1997 =
$4,393,374

e) U.S. Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. U.S. Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, Ocean State Power, and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition,
L.P. Berkshire Feedline Acquisition, L.P. receives lease payments of approximately $1.8 million per annum on this section of pipeline.


4.5. SELKIRK COGEN PARTNERS, L.P. [EWG]

a) Selkirk Cogen Partners, L.P.
 Box 160
 Feura Bush, NY 12067

Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk Cogen
Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated
Edison Company of New York, Inc.

b) Enterprises owns 100% of PG&E Generating Company, which owns 89% of Beale Generating Company, which owns 100% of
J. Makowski Company, Inc., which owns 100% of JMC Selkirk
Holdings, Inc., which owns 100% of JMC Selkirk, Inc.  JMC
Selkirk, Inc., through its 46.57% limited partnership interest in PentaGen Investors, L.P., and through its 100% interest JMCS I Holdings, Inc. (which in turn holds another 3.43% general and limited partnership interest in PentaGen Investors, L.P.), owns 50% of PentaGen's 57.6% interest in Selkirk Cogen Partners, L.P. JMC Selkirk,
Inc. also holds a 22.4% direct interest in Selkirk Cogen
Partners, L.P.

c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc.

d) Capitalization or total equity as of December 31, 1997 =
($32,283,165).
 Net income for the twelve months ended December 31, 1997 =
$11,460,021.

e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc.
charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead, and profit.

 Selkirk Cogen Partners, L.P. has gas enabling agreements with Ocean State Power, Pittsfield Generating Company, and
USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

 Selkirk Cogen Partners, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.6. WALLKILL GENERATING COMPANY, L.P. [EWG]

a) Wallkill Generating Company, L.P.
 c/o U.S. Generating Company
 Old Georgetown Road
 Bethesda, MD 20814

 In June 1995, Orange and Rockland Utilities, Inc.,
Wallkill Generating Company, L.P. and U.S. Generating
Company entered into an agreement confirming the cancellation of the power sales agreement between Wallkill
Generating Company, L.P. and Orange and Rockland
Utilities, Inc. Wallkill Generating Company, L.P. is no longer being developed.


4.7. KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP [EWG]

a) Keystone Urban Renewal Limited Partnership
 Box 169-C, Route 130 South, Swedesboro, NJ 08085

 Keystone Urban Renewal Limited Partnership is a 225 MW pulverized coal fired dispatchable generation facility
(the "Facility") selling power to Atlantic Energy Company.

b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiary, Eagle Power Corporation, owns a 50% general and limited partnership interest in Keystone
Cogeneration Company Limited Partnership which owns a 99% interest in Keystone Urban Renewal Limited Partnership.
The other 1% interest is held by Granite Generating
Company, L.P., which is also 50% owned by PG&E Corporation through Enterprises.

c) Eagle Power Corporation made a capital contribution of $50 to Keystone Urban Renewal Limited Partnership on September 13, 1991. Enterprises, through PG&E Generating Company, owns a 50% interest in Keystone Urban Renewal Limited Partnership which owns the Facility and leases it to Logan Generating Company, L.P. The Facility went into commercial operation on September 22, 1994.

d) Capitalization or total equity as of December 31, 1997 =
$100.
Net income after taxes for the twelve months ended
December 31, 1997 = $0.

e) None.

4.8. LOGAN GENERATING COMPANY, L.P. (formerly KEYSTONE ENERGY
SERVICE COMPANY, L.P.) [EWG]

a) Logan Generating Company, L.P.
 Box 169-C, Route 130 South, Swedesboro, NJ 08085

Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Atlantic Electric Company.

b) Enterprises owns 100% of PG&E Generating Company, which through its wholly owned subsidiary, Eagle Power
Corporation, owns a 50% general and limited partnership interest in Logan Generating Company, L.P.

c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October
31, 1994. Enterprises, through PG&E Generating Company, owns a 50% interest in Logan Generating Company, L.P.
which leases the Facility from Keystone Urban Renewal
Limited Partnership. The Facility went into commercial operation on September 22, 1994.

d) Capitalization or total equity as of December 31, 1997 =
$69,455,063.
 Net income after taxes for the twelve months ended
December 31, 1997 = $16,239,728.

e) U.S. Generating Company provides management services to Logan Generating Company, L.P. U.S. Generating Company earns a base fee of $400,000 per annum.

 U.S. Operating Services Company provides operations and maintenance services to LGC. U.S. Operating Services
Company earns a base fee of $500,000 per annum plus performance bonuses.

 Logan Generating Company, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


4.9. HERMISTON GENERATING COMPANY, L.P. [EWG]

a) Hermiston Generating Company, L.P.
 Box 930, Hermiston, OR 97838

Hermiston Generating Company, L.P. is a 474 MW natural gas fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiaries, Larkspur Power Corporation and Buckeye Power Corporation, owns an 80% and 20% interest, respectively, in Hermiston Generating Company, L.P.

c) Larkspur Power Corporation made a capital contribution of $30,852,148 to HGC on October 30, 1996. Buckeye Power Corporation made a capital contribution of $7,713,037 to Hermiston Generating Company on October 30, 1996. Enterprises, through PG&E Generating Company, owns an 100% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

d) Capitalization or total equity as of December 31, 1997 =
$51,848,298
Net income for the twelve months ended December 31, 1997 =
$8,980,295

e) U.S. Generating Company provides management services to Hermiston Generating Company, L.P. U.S. Generating
Company earns a base fee of $250,000 per annum.

U.S. Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P.
U.S. Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

PG&E Gas Transmission, Northwest Corporation provides gas transmission services to Hermiston Generating Company, L.P. PG&E Gas Transmission, Northwest Corporation earns a fixed and variable charge based upon the volume of gas transported resulting in revenues of $1.2 million for the year-ended December 31, 1997.

EXHIBIT A

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

 Unaudited consolidating statements of income and surplus of the Claimant's subsidiary companies
(i.e., PG&E Corporation and its subsidiaries) for 1997, together with unaudited consolidating balance sheets of Claimant's subsidiary companies as of the close of such periods, are attached as Exhibit A.

EXHIBIT A


PG&E CORPORATION
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(in millions)
(Unaudited)


                                                    PACIFIC                    PG&E GAS
                                                    GAS AND                  TRANSMISSION,
                                         PG&E       ELECTRIC       PG&E         TEXAS
                                      CORPORATION   COMPANY     ENTERPRISES  CORPORATION
                                      ---------------------------------------------------

OPERATING REVENUES:
   Pacific Gas and Electric Company  $      -      $   9,495    $       -     $       -
   Energy commodities and services          -              -          296           837
                                     --------------------------------------------------
Total Operating Revenues                    -          9,495          296           837

OPERATING EXPENSES:
   Cost of energy for Pacific Gas
   and Electric Company                     -          2,974            -             -
   Cost of energy commodities and
   services                                 -              -          187           766
   Operating and maintenance               21          2,905          221            62
   Depreciation and decommissioning         -          1,785           27            24
                                     --------------------------------------------------
Total Operating Expenses                   21          7,664          435           852
                                     --------------------------------------------------
OPERATING INCOME                          (21)         1,831         (139)          (15)

   Interest expense, net                  (24)          (570)          (7)          (27)
   Equity in earnings of subsidiaries     775              -            -             -
   Other income and expense                 1            116          113             3
                                     --------------------------------------------------
INCOME BEFORE INCOME TAXES                731          1,377          (33)          (39)
   Income taxes                           (18)           609          (47)          (12)
                                     --------------------------------------------------
NET INCOME                                749            768           14           (27)
   Preferred dividend requirement           -             33            -             -
                                     ------------------------------ -------------------
INCOME AVAILABLE FOR COMMON STOCK    $    749       $    735     $     14     $     (27)
                                     ==================================================



PG&E CORPORATION
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(in millions)
(Unaudited)


                                                                      PG&E
                                         PG&E GAS      PG&E GAS      ENERGY                        PG&E
                                       TRANSMISSION  TRANSMISSION    TRADING                    CORPORATION
                                        TECO, INC.   CORPORATION    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------

OPERATING REVENUES:
   Pacific Gas and Electric Company    $      -       $       -      $       -    $      -       $  9,495
   Energy commodities and services          167             244          4,807        (446)         5,905
                                       ------------------------------------------------------------------
Total Operating Revenues                    167             244          4,807        (446)        15,400

OPERATING EXPENSES:
   Cost of energy for Pacific Gas and
   Electric Company                           -               -              -           -          2,974
   Cost of energy commodities and
   services                                 148               -          4,808        (398)         5,511
   Operating and maintenance                 14              95             28         (48)         3,298
   Depreciation and  decommissioning          9              41              3           -          1,889
                                       ------------------------------------------------------------------
Total Operating Expenses                    171             136          4,839        (446)        13,672
                                       ------------------------------------------------------------------
OPERATING INCOME                             (4)            108            (32)          -          1,728

   Interest expense, net                      -             (47)            (2)         12           (665)
   Equity in earnings of subsidiaries         -               -              -        (775)             -
   Other income and expense                  10               1              3         (46)           201
                                       ------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    6              62            (31)       (809)         1,264
   Income taxes                               4              24            (12)          -            548
                                       ------------------------------------------------------------------
NET INCOME                                    2              38            (19)       (809)           716
   Preferred dividend requirement             -               -              -         (33)             -
                                       ------------------------------------------------------------------
INCOME AVAILABLE FOR COMMON STOCK      $      2       $      38      $     (19)   $   (776)      $    716
                                       ==================================================================


EXHIBIT A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1997
(in millions)
(Unaudited)

                                                    PACIFIC                    PG&E GAS
                                                    GAS AND                  TRANSMISSION,
                                         PG&E       ELECTRIC       PG&E         TEXAS
                                      CORPORATION   COMPANY     ENTERPRISES  CORPORATION
                                      ---------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalent               $      -     $     80    $      62     $     79
Short-term investments                        1        1,143            -           16
Accounts receivable
   Customer, net                              -        1,204           93          182
   Regulatory balancing accounts              -          658            -            -
   Related parties                          149          459           39          117
   Energy marketing                           -            -          107            -
Inventories and prepayments                   -          523            5           31
                                       -----------------------------------------------
Total Current Assets                        150        4,067          306          425

PROPERTY, PLANT, AND EQUIPMENT
Pacific Gas and Electric Company              -       32,972            -            -
Gas transmission                              -            -            8        1,680
Other                                         -            -           48            -
                                       -----------------------------------------------
Total Property, plant, and equipment
   (at original cost)                         -       32,972           56        1,680
   Accumulated depreciation and
     decommissioning                          -      (15,558)         (22)          (5)
                                       -----------------------------------------------

Net Property, Plant, and Equipment            -       17,414           34        1,675

OTHER NONCURRENT ASSETS
Regulatory assets                             -        2,283            -            -
Nuclear decommissioning funds                 -        1,024            -            -
Investment in subsidiaries                9,698            -            -            -
Other noncurrent assets                       1          359          784          231
                                       -----------------------------------------------
Total Noncurrent Assets                   9,699        3,666          784          231
                                       -----------------------------------------------

TOTAL ASSETS                           $  9,849     $ 25,147     $  1,124     $  2,331
                                       ===============================================

Exhibit A


PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1997
(in millions)
(Unaudited)


                                                                      PG&E
                                         PG&E GAS      PG&E GAS      ENERGY                        PG&E
                                       TRANSMISSION  TRANSMISSION    TRADING                    CORPORATION
                                        TECO, INC.   CORPORATION    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalent               $      -      $       4      $      12     $      -       $    237
Short-term investments                        -              -              -            -          1,160
Accounts receivable
   Customer, net                             18             17              -            -          1,514
   Regulatory balancing accounts              -              -              -            -            658
   Related parties                            -             62             40         (866)             -
   Energy marketing                           -              -            723            -            830
Inventories and prepayments                   2             15             50            -            626
                                       ------------------------------------------------------------------
Total Current Assets                         20             98            825         (866)         5,025

PROPERTY, PLANT, AND EQUIPMENT
Pacific Gas and Electric Company              -              -              -            -         32,972
Gas transmission                            204          1,592              -            -          3,484
Other                                         -              -              9            -             57
                                       ------------------------------------------------------------------
Total Property, plant, and equipment
   (at original cost)                       204          1,592              9            -         36,513
   Accumulated depreciation and
     decommissioning                         (4)          (449)            (3)           -        (16,041)
                                       ------------------------------------------------------------------

Net Property, Plant, and Equipment          200          1,143              6            -         20,472

OTHER NONCURRENT ASSETS
Regulatory assets                             -             54              -            -          2,337
Nuclear decommissioning funds                 -              -              -            -          1,024
Investment in subsidiaries                    -              -              -       (9,698)             -
Other noncurrent assets                     248             35             41            -          1,699
                                       ------------------------------------------------------------------
Total Noncurrent Assets                     248             89             41       (9,698)         5,060
                                       ------------------------------------------------------------------

TOTAL ASSETS                           $    468       $  1,330       $    872     $(10,564)      $ 30,557
                                       ==================================================================

EXHIBIT A



PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1997
(in millions)
(Unaudited)

                                                     PACIFIC                   PG&E GAS
                                                     GAS AND                 TRANSMISSION,
                                         PG&E        ELECTRIC      PG&E         TEXAS
                                      CORPORATION    COMPANY     ENTERPRISES  CORPORATION
                                      ---------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term borrowings               $      -      $      -     $      3     $    100
   Current portion of long-term debt          -           580            3           76
   Current portion of rate reduction
     bonds                                    -           125            -            -
   Accounts payable
     Trade creditors                          -           441           15          277
     Related parties                        635           134          (85)          31
     Other                                   10           578           24          (15)
     Energy marketing                         -             -           70            -
   Accrued taxes                             46           229          (40)         (15)
   Other                                    118           522           46           39
                                       ------------------------------------------------
Total Current Liabilities                   809         2,609           36          493

NONCURRENT LIABILITIES
   Long-term debt                             -         6,218           76          760
   Rate reduction bonds                       -         2,776            -            -
   Deferred income taxes                      -         3,304          253          255
   Deferred tax credits                       -           338            -            1
   Other                                      1         1,810          113           72
                                       ------------------------------------------------
Total Noncurrent Liabilities                  1        14,446          442        1,088

   Preferred stock of subsidiary with
     mandatory redemption provisions          -           137            -            -
   Pacific Gas and Electric Company
      obligated mandatorily redeemable
      preferred securities of trust
      holding solely Pacific Gas and
      Electric Company subordinated
      debentures                              -           300            -            -

STOCKHOLDERS' EQUITY
   Preferred stock without mandatory
     redemption provision                     -           402            -            -
   Common stock                           6,464         4,582          751          778
   Reinvested earnings                    2,575         2,671         (105)         (28)
                                       ------------------------------------------------
   Total Stockholders' Equity             9,039         7,655          646          750
                                       ------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                              $  9,849      $ 25,147     $  1,124     $  2,331
                                       ================================================

Exhibit A

PG&E CORPORATION
CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 1997
(in millions)
(Unaudited)



                                                                      PG&E
                                         PG&E GAS      PG&E GAS      ENERGY                       PG&E
                                       TRANSMISSION  TRANSMISSION    TRADING                    CORPORATION
                                        TECO, INC.   CORPORATION    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term borrowings               $      -       $      -      $      -      $      -       $    103
   Current portion of long-term debt          -              -             -             -            659
   Current portion of rate reduction
     bonds                                    -              -             -             -            125
   Accounts payable
     Trade creditors                          -             21             -             -            754
     Related parties                          -              1           152          (868)             -
     Other                                   15              3             3             2            620
     Energy marketing                         -              -           688             -            758
   Accrued taxes                             (2)            10            (2)            -            226
   Other                                      2             12             -             -            739
                                       ------------------------------------------------------------------
Total Current Liabilities                    15             47           841          (866)         3,984

NONCURRENT LIABILITIES
   Long-term debt                             -            605             -             -          7,659
   Rate reduction bonds                       -              -             -             -          2,776
   Deferred income taxes                     69            148             -             -          4,029
   Deferred tax credits                       -              -             -             -            339
   Other                                      -             38             -             -          2,034
                                       ------------------------------------------------------------------
Total Noncurrent Liabilities                 69            791             -             -         16,837

   Preferred stock of subsidiary with
     mandatory redemption provisions          -              -             -             -            137
   Pacific Gas and Electric Company
     obligated mandatorily redeemable
     preferred securities of trust
     holding solely Pacific Gas and
     Electric Company subordinated
     debentures                               -              -             -             -            300

STOCKHOLDERS' EQUITY
   Preferred stock without mandatory
     redemption provision                     -              -             -             -            402
   Common stock                             382            348            50        (6,989)         6,366
   Reinvested earnings                        2            144           (19)       (2,709)         2,531
                                        -----------------------------------------------------------------
   Total Stockholders' Equity               384            492            31        (9,698)         9,299
                                        -----------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                               $   468       $  1,330      $    872      $(10,564)      $ 30,557
                                        =================================================================

EXHIBIT A



PG&E CORPORATION
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(in millions)
(Unaudited)

                                                     PACIFIC                    PG&E GAS
                                                     GAS AND                 TRANSMISSION,
                                         PG&E        ELECTRIC      PG&E         TEXAS
                                      CORPORATION    COMPANY     ENTERPRISES  CORPORATION
                                      ---------------------------------------------------
Balance at December 31, 1996           $  2,324      $  2,636     $   (117)     $      -

   Net Income                               749           735*          14           (27)
   Common stock repurchased                   -             -            -             -
   Dividends declared
     Common stock                          (485)         (699)           -             -
   Other                                    (13)           (1)          (2)           (1)
                                       -------------------------------------------------

Balance at December 31, 1997           $  2,575      $  2,671     $   (105)     $    (28)
                                       =================================================

* Included $33 million in preferred dividend requirement.  Consistent with the calculation of
Net Income for PG&E Corporation.

EXHIBIT A



PG&E CORPORATION
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
(in millions)
(Unaudited)


                                                                      PG&E
                                         PG&E GAS      PG&E GAS      ENERGY                       PG&E
                                       TRANSMISSION  TRANSMISSION    TRADING                    CORPORATION
                                        TECO, INC.   CORPORATION    CORPORATION  ELIMINATIONS   CONSOLIDATED
                                       ---------------------------------------------------------------------

Balance at December 31, 1996            $      -       $    117      $      -     $ (2,324)      $  2,636

   Net Income                                  2             38           (19)        (776)           716
   Common stock repurchased                    -              -             -         (308)          (308)
   Dividends declared
     Common stock                              -              -             -          699           (485)
   Other                                       -            (11)            -            -            (28)
                                        -----------------------------------------------------------------

Balance at December 31, 1997            $      2        $   144      $    (19)    $ (2,709)      $  2,531
                                        =================================================================


EXHIBIT B

If at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.     Caption Heading
(in millions)

As of December 31, 1997

       1    Total assets at December 31, 1996        $ 26,237
       1    Total assets at December 31, 1997        $ 30,557

       2    Total operating revenues for the period
              ending December 31, 1996               $  9,610
       2    Total operating revenues for the period
              ending December 31, 1997               $ 15,400

       3    Income available for common stock at
              December 31, 1996                      $    722
       3    Income available for common stock at
              December 31, 1997                      $    716

EXHIBIT C

An organizational chart showing the relationship of each Exempt Wholesale Generator (EWG) or foreign utility company to associate companies in the holding-company system.


Exempt Wholesale Generators (EWGs):

1.	COBISA-PERSON LIMITED PARTNERSHIP

PG&E Corporation
     PG&E Enterprises
             PG&E Generating Company
                     U.S. Generating Company, LLC
                             USGen Power Group, LLC
                                     Ibis Power Corporation
                                     Jacaranda Power Corporation
                                             Cobisa-Person Limited Partnership


2.	CATAULA GENERATING COMPANY, L.P.

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			Black Hawk I Power Corporation
			Peach II Power Corporation
				Cataula Generating Company, L.P.

3.	JMC OCEAN STATE CORPORATION

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			Beale Generating Company
				J. Makowski Company, Inc.
					JMC Ocean State Corporation
						Ocean State Power
						Ocean State Power II
							OSP Finance Company


4.	PITTSFIELD GENERATING COMPANY, L.P.
	(formerly ALTRESCO PITTSFIELD, L.P.)

PG&E Corporation
  PG&E Enterprises
          PG&E Generating Company
              Beale Generating Company
                 J. Makowski Company, Inc.
                     JMC Altresco, Inc.
                          Altresco, Inc.
                             Pittsfield Generating Company, L.P.
                             (formerly Altresco Pittsfield, L.P.)
                          Berkshire Pittsfield, Inc.
                             Berkshire Pittsfield, L.P.
                             Berkshire Feedline Acquisition L.P.
                          Pittsfield Partners, Inc.


5.	SELKIRK COGEN PARTNERS, L.P.

PG&E Corporation
  PG&E Enterprises
     PG&E Generating Company
         Beale Generating Company
             J. Makowski Company, Inc.
                 JMC Selkirk Holdings, Inc.
                      JMC Selkirk, Inc.
                         PentaGen Investors, L.P.
                             Selkirk Cogen Partners, L.P.
                                Selkirk Cogen Funding Corp.

6.	WALLKILL GENERATING COMPANY, L.P.

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			U.S. Generating Company, LLC
				USGen Power Group, LLC
					Brodia Enterprises
					Dogwood Power Corporation
                                            Wallkill Generating Company, L.P.


7.	KEYSTONE URBAN RENEWAL LIMITED PARTNERSHIP

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			Eagle Power Corporation
                           Keystone Cogeneration Company, L.P.
                                  Keystone Urban Renewal Limited Partnership
                           Logan Generating Company, L.P.
                           (formerly Keystone Energy Services Company, L.P.)


8.	LOGAN GENERATING COMPANY, L.P.
	(formerly KEYSTONE ENERGY SERVICES COMPANY., L.P.)

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			Eagle Power Corporation
                           Keystone Cogeneration Company, L.P.
                                  Keystone Urban Renewal Limited Partnership
                           Logan Generating Company, L.P.
                           (formerly Keystone Energy Services Company, L.P.)


9.	HERMISTON GENERATING COMPANY, L.P.

PG&E Corporation
	PG&E Enterprises
		PG&E Generating Company
			Larkspur Power Corporation
			Buckeye Power Corporation
				Hermiston Generating Company, L.P.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this thirty-first day of December, 1997.


					PG&E Corporation



				By	CHRISTOPHER P. JOHNS
 ..............................................................
					CHRISTOPHER P. JOHNS
					Controller


Corporate Seal

Attest:


 .............................................................

Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

	Christopher P. Johns
	Controller
	PG&E Corporation
	One Market, Spear Tower, Suite 2400
	San Francisco, CA 94177